UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	333-219323-01 333-218881-01

AMERICREDIT FINANCIAL SERVICES, INC.

(Exact name of registrant as specified in its charter)

801 Cherry Street, Suite 3500, Fort Worth, Texas 76102; (817) 302-7000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Guarantees of Debt Securities*

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0

*The securities covered by this Form 15 are subsidiary Guarantees of Debt Securities that were registered pursuant to the Registration Statement on Form S-3 (Registration No. 333-219323) and the Registration Statement on Form S-3 (Registration No. 333-218881) each filed by General Motors Financial Company, Inc. and the registrant. A post-effective amendment to such Registration Statements to deregister such Guarantees of Debt Securities have been filed and declared effective.

Pursuant to the requirements of the Securities Exchange Act of 1934, AMERICREDIT FINANCIAL SERVICES, INC. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 8, 2018	AMERICREDIT FINANCIAL SERVICES, INC.

	By:	/s/ Frank E. Brown III
	Name:	Frank E. Brown III
	Title:	Senior Vice President, Corporate Counsel and Secretary